UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2020

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  √    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes        No___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  n/a  .

Summary of 1Q 2020 Business Report

On May 15, 2020, Shinhan Financial Group (“SFG”) filed its 1Q 2020 Business Report (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

Table of Contents

1. Introduction of the Group

2. Business Results

3. Other Financial Information

4. Independent Auditor

5. Corporate Governance

6. Major Shareholders and Market Price Information of our Common Shares and ADRs

7. Directors, Executive Officers and Employees

8. Related Party Transactions

9. Material Information after the reporting period

1. Introduction of the Group

Company History (from Jan. 2010 through Mar. 2020)

▪	Jan. 2010 : Shinhan Data System became a direct subsidiary of SFG
▪	Aug. 2010 : Shinhan Macquarie Financial Advisory was disaffiliated from SFG
▪	Feb. 2011 : Shinhan BNP Paribas Asset Management (Hong Kong) Limited became an indirect subsidiary of SFG
▪	Nov. 2011 : Shinhan Bank Vietnam was merged with Shinhan Vina Bank
▪	Dec. 2011 : Shinhan Savings Bank became a direct subsidiary of SFG
▪	Nov. 2012 : Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary
▪	Jan. 2013 : Yehanbyoul Savings Bank joined SFG as a direct subsidiary
▪

Apr. 2013 : Shinhan Savings Bank merged with Yehanbyoul Savings Bank. As a result of the integration, Shinhan Savings Bank has been liquidated and Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity

▪	Nov. 2014 : LLP MFO Shinhan Finance (Kazakhstan) became an indirect subsidiary of SFG
▪	Jul. 2015 : Shinhan Securities Vietnam Co., Ltd became an indirect subsidiary of SFG
▪	Oct. 2015 : Banco Shinhan de Mexico became an indirect subsidiary of SFG
▪	Nov. 2015 : PT Bank Shinhan Indonesia became an indirect subsidiary of SFG
▪	Dec. 2015 : PT. Shinhan Indo Finance became an indirect subsidiary of SFG
▪	Dec. 2015 : PT Centratama Nasional Bank became an indirect subsidiary of SFG
▪	Mar. 2016 : Shinhan Microfinance Co., Ltd. became an indirect subsidiary of SFG
▪	Jul. 2016 : PT Shinhan Securities Indonesia became an indirect subsidiary of SFG
▪	Dec. 2016 : Launched new integrated PT Bank Shinhan Indonesia
▪	Oct. 2017 : Established Shinhan REITs(Real Estate Investment Trusts) Management Co.,Ltd. as SFG subsidiary
▪	Dec. 2017 : Shinhan K REITs became an indirect subsidiary of SFG
▪	Apr. 2018 : Shinhan Alpha REITs (formerly known as Shinhan K REITs) was disaffiliated from SFG’s indirect subsidiary due to a change in the largest shareholder
▪	May. 2018 : GX SHINHAN INTERVEST 1st PEF became an indirect subsidiary of SFG
▪	May. 2018 : Shinhan DS Vietnam became an indirect subsidiary of SFG
▪	Sep. 2018 : Shinhan Alpha Yongsan REIT became an indirect subsidiary of SFG
▪	Oct. 2018 : SFG entered into a share purchase agreement with Asia Trust Co., Ltd. for the 100% acquisition.
▪	Feb. 2019 : Orange Life Insurance, Ltd. joined SFG as a direct subsidiary (acquisition from majority shareholders)
▪	May. 2019 : Asia Trust. Co., Ltd. joined SFG as a direct subsidiary
▪	Aug. 2019 : Shinhan AI Co., Ltd. incorporated and joined as a direct subsidiary
▪	Jan. 2020 : Orange Life Insurance, Ltd. became a wholly-owned subsidiary (acquisition of remaining interests by effecting a comprehensive stock exchange)

Principal(Direct) Subsidiaries under Korean Law (as of Mar. 31, 2020)

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Orange Life Insurance5)	100.0%
Shinhan BNP Paribas Asset Management	65.0%
Shinhan Capital	100.0%
Jeju Bank 1)	75.3%
Shinhan Savings Bank 2)	100.0%
Asia Trust. Co., Ltd.6)	60.0%
Shinhan DS	100.0%
Shinhan AITAS 3)	99.8%
Shinhan Credit Information	100.0%
Shinhan Alternative Investment Management	100.0%
Shinhan REITs Management	100.0%
Shinhan AI	100.0%
SHC Management 4)	100.0%
1)	Jeju Bank is currently listed on the Korea Exchange.
2)

On January 30, 2013, Yehanbyoul Savings Bank joined SFG as a direct subsidiary. On April 1, 2013, Shinhan Savings Bank merged with Yehanbyoul Savings Bank, both of which were direct subsidiaries of Shinhan Financial Group. As a result of the integration of the two savings banks, the previous Shinhan Savings Bank has been liquidated and is thus no longer a subsidiary of Shinhan Financial Group and instead, Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity constituting a member of Shinhan Financial Group.

3)

On November 30, 2012, Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary. Prior to November 30, 2012, Shinhan AITAS was an indirect subsidiary of SFG under Shinhan Bank, a wholly-owned bank subsidiary of SFG.

4)	Currently in liquidation proceedings
5)

On February 1, 2019, we acquired a 59.15% interest in Orange Life Insurance, the former Korean unit of ING Life Insurance, as part of our efforts to diversify and enhance our non-banking businesses. On January 28, 2020, we acquired the remaining interests in Orange Life Insurance by effecting a comprehensive stock exchange under Articles 360-2 of the Korean Commercial Code whereby holders (other than us) of Orange Life Insurance’s common stock transferred all of their shares to us and in return receive shares of our common stock, and hence Orange Life Insurance has become our wholly owned subsidiary as of such date.

6)

In October 2018, we announced the acquisition of a 60.0% interest in Asia Trust Co. Ltd. According to the transaction agreement, we seek to complete the acquisition by acquiring the remaining 40.0% shares in Asia Trust Co. Ltd. by 2022. The acquisition was approved by the Financial Services Commission on February 17, 2019 and closed on May 2, 2019. Upon closing, Asia Trust Co. Ltd. became our direct subsidiary.

Indirect subsidiaries held through direct subsidiaries (as of Mar. 31, 2020)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Asia Limited	100.0%
	Shinhan Bank America	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Bank Cambodia	97.5%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Vietnam	100.0%
	Banco Shinhan de Mexico	100.0%
	PT Bank Shinhan Indonesia	99.0%
Shinhan Card	LLP MFO Shinhan Finance	100.0%
	PT. Shinhan Indo Finance	50.0%
	Shinhan Microfinance Co., Ltd.	100.00%
	Shinhan Vietnam Finance Co. Ltd.	100.00%
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	100.0%
	Shinhan Investment Corp. Asia Inc.	100.0%
	Shinhan Securities Vietnam Co., Ltd	100.0%
	PT Shinhan Sekuritas Indonesia	99.0%
	KOFC Shinhan Frontier Champ 2010-4 PEF1)	8.5%
	GX SHINHAN INTERVEST 1st PEF5)	14.5%
	Shinhan Praxis K-Growth Global Private Equity Fund 2)	14.1%
Shinhan BNP Paribas Asset Management	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	100.0%
Shinhan Alternative Investment Management	Shinhan Private Equity Fund 2nd 3)	2.2%
	Shinhan-Stonebridge Petro Private Equity Fund 4)	0.6%
Shinhan DS	Shinhan DS Vietnam Co. Limited	100.0%

1) Shinhan Financial Group and its subsidiaries currently own 34.6% of KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp.

2) Shinhan Financial Group and its subsidiaries currently own 18.9% of Shinhan Praxis K-Growth Global Private Equity Fund.

3) Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund 2nd.

4) Shinhan Financial Group and its subsidiaries currently own 1.8% of Shinhan-Stonebridge Petro Private Equity Fund.
5) Shinhan Financial Group and its subsidiaries currently own 25.3% of GX SHINHAN INTERVEST 1st PEF.

Credit Ratings

Date	Types of Issuance	Credit Rating	Rating Company (Rating Range)
5/22/2019	Debentures	AAA	KIS Rating(AAA~D)
5/23/2019	Debentures	AAA	Korea Rating(AAA~D)
6/14/2019	Write-down Contingent Capital Securities	AA-	NICE Investors Service(AAA~D)
6/17/2019	Write-down Contingent Capital Securities	AA-	Korea Rating(AAA~D) / KIS Rating(AAA~D)
6/28/2019	Commercial Paper	A1	Korea Rating(A1~D) / NICE Investors Service(A1~D)
6/28/2019	Electronic Short-term Bond	A1	Korea Rating(A1~D) / NICE Investors Service(A1~D)
7/3/2019	Commercial Paper	A1	KIS Rating(AAA~D)
7/3/2019	Electronic Short-term Bond	A1	KIS Rating(AAA~D)
7/24/2019	Debentures	AAA	NICE Investors Service(A1~D)
7/25/2019	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D)
8/26/2019	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
10/21/2019	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2/5/2020	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
3/12/2020	Debentures	AAA	Korea Rating(AAA~D
3/13/2020	Debentures	AAA	KIS Rating(AAA~D) / NICE Investors Service(AAA~D)

Number of Shares (as of Mar. 31, 2020)

Types of Shares	Number of Shares
Number of shares authorized for issuance	1,000,000,000
Number of common shares issued (1)	482,432,493
Number of preferred shares issued (2)	17,482,000
Total outstanding shares	499,914,493
Treasury stocks (3)	3,926
Total outstanding shares with voting rights	499,910,567

(1) SFG issued 8,232,906 shares of common stock in relation to a comprehensive stock exchange between Shinhan Financial Group and Orange Life Insurance on January 28, 2020

(2) For more information, please refer to Shinhan Financial Group’s reports on Form 6-K furnished to the Securities and Exchange Commission on February 12, 2019 and April 30, 2019.

(3) SFG acquired treasury stocks through the acquisition of fractional shares as a result of a comprehensive stock exchange between Shinhan Financial Group and Orange Life Insurance on January 28, 2020.

Dividends

			(KRW million)
Items	FY2020 (Jan. 1 ~ Mar. 31)	FY2019 (Jan. 1 ~ Dec. 31)	FY2018 (Jan. 1 ~ Dec. 31)
Par value per share (Won)	5,000	5,000	5,000
(Consolidated) Net Income	932,400	3,403,497	3,156,722
(Separate) Net Income	1,364,977	1,129,173	1,234,883
(Consolidated Earnings per share (Won)	1,848	7,000	6,579
Total Cash dividends	-	883,929	753,041
Total stock dividends	-	-	-
(Consolidated) Cash dividend payout ratio (%)	-	25.97	23.86
Cash dividend yield (%)	-	4.06	3.91
Stock dividend yield (%)	-	-	-
Cash dividend per share (Won)	-	1,850	1,600
Stock dividend per share	-	-	-

2. Business Results

Operating Results

		(KRW billion)
	FY2020 (Jan. 1 ~ Mar. 31)	FY2019 (Jan. 1 ~ Dec. 31)	FY2018 (Jan. 1 ~ Dec. 31)
Net interest income	2,463	9,738	8,580
Interest income	3,861	15,707	13,572
Interest expense	1,398	5,969	4,992
Net fees and commission income	532	2,141	1,939
Fees and commission income	896	3,557	3,295
Fees and commission expense	364	1,417	1,356
Net insurance income	-201	-497	-472
Insurance income	1,768	7,569	4,399
Insurance expense	1,969	8,066	4,870
Net gain(loss) on securities and FX trading/derivatives	-2	982	615
Provision for credit loss and impairment loss	-283	-951	-739
Net other operating income(expense)	-54	-1,231	-683
General and administrative expenses	1,198	5,135	4,742
Net operating income	1,257	5,046	4,499
Equity method income	17	53	17.5
Other non-operating income(expense), net	2	-188	-50
Profit before income taxes	1,277	4,912	4,467
Income tax expense	327	1,269	1,268
Consolidated net profit	950	3,642	3,198
Net profit attributable to equity holders of the Group	932	3,404	3,157
Net profit attributable to non-controlling interest	17	239	42
Notes : Some of the totals may not sum due to rounding.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		FY2020				FY2019				FY2018
		Jan. 1 ~ Mar. 31				Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31
		Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	302,354.6	53.5	825.9	1.10	280,108.9	53.8	3,644.6	1.30	257,656.5	58.2	3,091.7	1.20
	Borrowings	26,257.7	4.6	97.4	1.49	22,705.0	4.4	400.2	1.76	19,211.9	4.3	316.9	1.65
	Debt Securities Issued	75,239.4	13.3	415.9	2.22	69,636.9	13.4	1,666.3	2.39	57,284.3	12.9	1,336.8	2.33
	Other Liabilities	119,471.0	21.2	-	-	108,013.9	20.7	-	-	73,666.5	16.7	-	-
	Total Liabilities	523,322.7	92.6	-	-	480,464.7	92.3	-	-	407,819.2	92.1	-	-
	Total Stockholder's Equity	41,936.2	7.4	-	-	39,922.0	7.7	-	-	34,911.0	7.9	-	-
	Total Liabilities & SE	565,258.9	100.0	-	-	520,386.7	100.0	-	-	442,730.2	100.0	-	-
Use	Cash & Due from Banks	30,445.3	5.4	50.9	0.67	24,598.6	4.7	241.9	0.98	20,581.4	4.6	188.9	0.92
	Loans	330,940.5	58.5	3,064.4	3.72	313,159.5	60.2	12,508.9	3.99	287,925.9	65.0	11,190.7	3.89
	Loans in KRW	256,664.9	45.4	2,112.4	3.31	244,234.3	46.9	8,737.8	3.58	224,504.2	50.7	7,892.5	3.52
	Loans in Foreign Currency	27,963.1	4.9	284.9	4.1	24,284.0	4.7	1,082.6	4.46	19,306.0	4.4	795.6	4.12
	Credit Card Accounts	23,430.9	4.1	483	8.29	23,058.3	4.4	1,916.8	8.31	21,543.9	4.9	1,790.2	8.31
	Others	22,881.6	4.1	184.2	3.24	21,582.9	4.2	771.6	3.58	22,571.8	5.0	712.5	3.16
	FVOCI Financial Assets	58,496.5	10.3	253.7	1.74	50,641.0	9.7	1,072.9	2.12	37,064.0	8.4	754.6	2.04
	AC Financial Assets	45,842.1	8.1	267.1	2.34	40,955.7	7.9	1,061.3	2.59	26,456.1	6.0	730.4	2.76
	Other Assets	99,534.5	17.7	-	-	91,031.9	17.5	-	-	70,702.8	16.0	-	-
	Total Assets	565,258.9	100	-	-	520,386.7	100.0	-	-	442,730.2	100.0	-	-

1) The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

3. Other Financial Information

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)

			(KRW billion)
	Mar. 31, 2020	Dec. 31, 2019	Dec. 31, 2018
Aggregate Amount of Equity Capital (A)	36,849.8	35,712.3	33,993.1
Risk-Weighted Assets (B)	261,773.6	256,891.7	228,678.1
BIS Ratio (A/B)	14.08%	13.90%	14.87%
Note) based on Basel III

Capital Adequacy Ratios (Subsidiaries)

				(%)
Subsidiary	Capital Adequacy Ratio	Mar. 31, 2020	Dec. 31, 2019	Dec. 31, 2018
Shinhan Bank	BIS Capital Adequacy Ratio	15.5	15.9	16.0
Shinhan Card	Adjusted Equity Capital Ratio	19.7	20.1	21.7
Shinhan Investment Corp.	Net Capital Ratio	1,083.8	1,217.4	796.9
Shinhan Life Insurance	Risk Based Capital Ratio	233.5	227.9	238.7
Orange Life Insurance	Risk Based Capital Ratio	393.9	393.9	425.0
Shinhan BNP Paribas Asset Management	Equity Capital (KRW billion)	148.7	164.5	159.0
	Minimum Capital Requirement (KRW billion)	30.2	29.3	27.4
Shinhan Capital	Adjusted Equity Capital Ratio	12.7	13.1	13.2
Jeju Bank	BIS Capital Adequacy Ratio	14.8	14.9	14.9
Shinhan Savings Bank	BIS Capital Adequacy Ratio	16.5	15.5	14.7
Asia Trust	Net Capital Ratio	1,044.0	969.6	730.9

Notes :

▪The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSS for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

▪Basel III FIRB was applied in calculating Shinhan Bank’s BIS Capital Adequacy Ratio.

▪Basel III TSA was applied in calculating Jeju Bank’s BIS Capital Adequacy Ratio.

▪Basel I was applied in calculating Shinhan Savings Bank’s BIS Capital Adequacy Ratio.

▪The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSS. Under these guidelines, Shinhan Card and Shinhan Capital are required to maintain a minimum adjusted equity capital ratio of 8%.

▪Net Capital Ratio is computed in accordance with the guidelines issued by the FSS. Under these guidelines, Shinhan Investment Corporation is required to maintain a minimum net capital ratio of 100%.

▪Under the guidelines issued by the FSS, Shinhan Life Insurance is required to maintain a minimum RBC ratio of 100%.

▪Under the guidelines issued by the FSS, Shinhan BNP Paribas Asset Management is required to hold Equity Capital that exceeds the Minimum Capital Requirement.

▪

2) Liquidity

Won Liquidity Ratio

							(KRW billion, %)
Company	Mar. 31, 2020			Dec. 31, 2019			Dec. 31, 2018
	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	1,660.1	1,003.0	165.5	192.7	37.9	508.2	1,860.4	138.3	1,344.8
Shinhan Card	17,029.8	5,074.0	335.6	17,922.1	4,464.9	401.4	17,425.6	4,568.9	381.4
Shinhan Investment Corp.	18,005.3	13,270.5	135.7	15,099.7	10,869.3	138.9	13,014.2	8,837.3	147.3
Shinhan Life Insurance	1,381.0	733.5	188.3	1,130.3	703.7	160.6	1,136.0	637.3	178.3
Orange Life Insurance	1,690.5	692.4	244.2	1,291.8	655.4	197.1	1,247.9	524.5	237.9
Shinhan Capital	1,125.1	795.2	141.5	970.1	659.9	147.0	637.7	543.7	117.3
Shinhan Savings Bank	303.7	237.1	128.1	226.1	188.8	119.8	320.5	222.4	144.1
Asia Trust	129.5	15.1	856.8	101.8	10.9	933.1	72.7	10.9	668.1

Notes :

▪Shinhan Financial Group: Due within 1 month

▪Shinhan Life Insurance and Orange Life Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100

▪Shinhan Card, Shinhan Investment Corp., Shinhan Capital, and Shinhan Savings Bank : Due within 3 months

▪Liquidity Ratio for Shinhan Bank and Jeju Bank have been replaced by Liquidity Coverage Ratio from Mar 31, 2015 to reflect the recent amendments to detailed regulations on supervision of banking business.

Liquidity Coverage Ratio

							(KRW billion, %)
Company	Mar. 31, 2020			Dec. 31, 2019			Dec. 31, 2018
	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)*	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)
Shinhan Bank	62,055.5	58,403.3	106.3	63,054.8	60,280.6	104.6	51,326.2	52,043.4	98.7
Jeju Bank	702.0	459.7	158.3	642.0	510.7	126.2	625.5	514.1	122.3
* Liquidity Coverage Ratios are the arithmetic mean of daily LCRs.

Foreign Currency (FC) Liquidity Ratio

							(USD millions, %)
Company	Mar. 31, 2020			Dec. 31, 2019			Dec. 31, 2018
	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)
Shinhan Financial Group	114.1	0.2	57,050.0	135.3	6.7	2,019.4	-	-	-
Shinhan Bank	-	-	-	-	-	-	-	-	-
Shinhan Investment Corp.	9,662.7	9,459.7	102.1	6,769.9	6,488.4	104.3	5,983.6	5,641.7	106.1
Shinhan Capital	155.5	167.0	93.1	131.9	128.0	103.0	118.3	100.4	117.8
Jeju Bank	15.3	4.3	355.3	29.1	13.9	209.4	34.2	17.2	198.8

Notes :

▪Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months.

▪Shinhan Bank’s foreign currency liquidity ratio reflected securitization weight with the guidelines issued by the FSS.

▪Shinhan Bank’s foreign currency liquidity ratio has been replaced by Foreign Liquidity Coverage Ratio.

Foreign Currency (FC) Liquidity Coverage Ratio

				(USD millions, %)
Company	2020 1Q	2019 4Q	2019 3Q	2019 2Q
	Jan. 1 ~ Mar. 31	Oct. 1 ~ Dec. 31	Jul. 1 ~ Sep. 30	Apr. 1 ~ Jun. 30
Shinhan Bank	116.9	110.5	129.3	106.4

Notes :

▪Under the guidelines issued by the FSS, Shinhan Bank is required to hold a minimum requirement of foreign exchange debt in high-quality liquidity assets to withstand a 30-day net cash outflow in systemic risks. The minimum requirement of the foreign currency liquidity coverage ratio was set at 60% in 2017, 70% in 2018 and was increased gradually to 80% in 2019.

▪Foreign Currency Liquidity Coverage Ratio is calculated by daily average.

3) Asset Quality

SFG Consolidated Basis

			(KRW billion)
	Mar. 31, 2020	Dec. 31, 2019	Dec. 31, 2018
Total Loans	336,058.6	326,413.7	299,349.9
Substandard & Below	1,929.9	1,818.0	1,612.9
Substandard & Below Ratio	0.57%	0.56%	0.54%
Non-Performing Loans	1,553.0	1,433.3	1,318.4
NPL Ratio	0.46%	0.44%	0.44%
Substandard & Below Coverage Ratio	144.26%	148.29%	170.4%
Loan Loss Allowance	2,784.0	2,695.8	2,748.3
Substandard & Below Loans	1,929.9	1,818.0	1,612.9

Separate Basis

(%)	Mar. 31 2020			Dec. 31, 2019			Dec. 31, 2018
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	-	-	-	-	-	-	-	-	-
Shinhan Bank	0.46	0.39	110	0.45	0.36	116	0.45	0.39	141
Shinhan Card	1.22	0.69	262	1.15	0.6	265	1.11	0.61	275
Shinhan Investment Corp.	0.07	0.07	956	0.07	0.07	808	0.08	0.08	1,003
Shinhan Life Insurance	0.12	0.11	216	0.12	0.11	208	0.09	0.08	414
Orange Life Insurance	0.02	0.05	98	0.02	0.06	100	0.02	0.06	100
Shinhan Capital	0.75	0.76	167	0.77	0.99	162	0.97	1.04	159
Jeju Bank	0.59	0.55	91	0.54	0.46	94	0.49	0.47	102
Shinhan Savings Bank	3.54	3.30	81	2.9	2.85	88	3.88	3.40	72
Asia Trust	48.88	48.88	67	50.61	50.37	67	54.93	54.93	54

4) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)

			(KRW billion)
	Mar. 31, 2020	Dec. 31, 2019	Dec. 31, 2018
Debt	11,456.1	9,795.9	8,464.2
Equity	23,802.2	22,465.4	21,650.0
Debt to Equity Ratio	48.13%	43.60%	39.10%

Twenty Largest Exposures by Borrower

					(KRW billion)
As of Mar. 31, 2020 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Ministry of Economy & Finance	0.0	-	35,980.2	-	-	35,980.2
Korea Housing Finance Corporation	0.0	-	9,256.1	-	-	9,256.1
Bank of Korea	2,060.0	-	6,164.3	0.1	-	8,224.4
Korea Development Bank	6.2	146.7	6,026.8	74.6	-	6,254.3
Industrial Bank of Korea	732.8	206.8	3,673.9	0.1	-	4,613.6
Export-Import Bank of Korea	-	30.9	3,197.6	-	-	3,228.5
NongHyup Bank	985.1	15.6	1,281.3	19.7	-	2,301.8
Kookmin Bank	823.8	97.5	637.9	363.3	-	1,922.5
Samsung Electronics	-	1,741.3	0.3	-	-	1,741.5
KEB Hana Bank	482.0	145.3	822.9	80.5	-	1,530.6
Korea Expressway Corporation	0.0	-	1,450.4	-	-	1,450.4
Korea Land & Housing Corporation	0.0	-	1,448.1	-	-	1,448.2
Woori Bank	307.8	78.3	898.0	-	-	1,284.1
Korea Deposit Insurance Corporation	-	-	1,137.6	-	-	1,137.6
KB Koonmin Card	-	-	1,010.9	-	-	1,010.9
National Agricultural Cooperative Federation	52.6	-	943.7	-	-	996.3
United States of America	-	-	986.8	-	-	986.8
Korea Electric Power Corporation	0.3	-	926.6	7.7	-	934.7
S-Oil Corporation	58.8	592.8	221.9	21.6	-	895.1
Korea Rail Network Authority	-	-	879.2	-	-	879.2
Total	5,509.3	3,055.3	76,944.6	567.6	-	86,076.8
Note) Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups

					(KRW billion)
As of Mar. 31, 2020 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Hyundai Motors	505.2	2,017.0	1,996.6	354.2	0.1	4,873.1
Samsung	270.0	2,129.2	1,012.2	748.1	0.0	4,159.7
SK	1,567.3	661.6	1,251.3	511.0	0.0	3,991.2
Lotte	225.1	749.1	1,948.1	387.2	0.3	3,309.8
LG	204.0	470.3	821.0	626.8	0.0	2,122.1
Hanwha	333.4	351.3	809.9	358.0	0.0	1,852.7
Hyundai Heavy Industries	127.5	93.8	225.3	1,268.2	-	1,714.8
LS	144.4	421.7	234.2	764.2	0.1	1,564.5
GS	132.1	97.6	540.8	408.9	0.0	1,179.3
CJ	256.5	186.2	476.4	77.1	-	996.2
Total	3,765.5	7,177.7	9,315.8	5,503.8	0.5	25,763.4
Note) Some of the totals may not sum due to rounding

Top Twenty Non-Performing Loans

				(KRW billion)
Borrower	Industry	Gross Principal Outstanding	Substandard & Below	Allowance for Loan Losses
A	Manufacture of distilling machinery, heat exchangers and gas generators	56.2	56.2	36.6
B	Manufacture of plastic products for fabricating of machine	42.8	42.8	33.0
C	Manufacture of sections for ships	42.1	39.8	24.9
D	Building of steel ships	24.4	24.4	0.6
E	Building of steel ships	22.8	22.8	2.1
F	Hotels	23.1	21.1	8.3
G	Manufacture of sections for ships	21.2	19.7	4.8
H	Sea freight water transport	18.5	18.5	14.8
I	Manufacture of synthetic resin and other plastic materials	18.2	18.2	-
J	Manufacture of sections for ships	18.1	16.7	-
K	Sea freight water transport	16.7	16.7	14.7
L	Manufacture of smelting, refining and alloys of other non-ferrous metals	10.0	10.0	7.0
M	Manufacture of electronic components	7.1	6.6	1.1
N	Manufacture of other new parts and accessories for motor vehicles n.e.c.	6.5	6.5	1.5
O	Sea freight water transport	6.3	6.3	2.2
P	Golf course operation	6.0	5.8	5.8
Q	Building of steel ships	5.7	5.7	5.7
R	General hospitals	8.3	5.5	5.5
S	Manufacture of display component manufacturing machinery	5.6	5.2	0.6
T	Wholesale of outerwear and shirts	5.1	5.1	5.1
Total		364.7	353.5	174.2
Notes : ▪Consolidated basis as of Mar. 31, 2020 ▪Some of the totals may not sum due to rounding.

4. Independent Auditor

Audit Opinion for the last 3 years

	FY2019	FY2018	FY2017
Audit Opinion	Unqualified	Unqualified	Unqualified

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
FY2020	PwC Samil Accounting Corp.	976 (annualized basis)	Review/Audit of Financial Statements	1,561 Hours
	PwC Samil Accounting Corp.	120 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	187 Hours
FY2019	KPMG Samjong Accounting Corp.	1,160 (annualized basis)	Review/Audit of Financial Statements	11,497 Hours
	KPMG Samjong Accounting Corp.	102 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,272 Hours
FY2018	KPMG Samjong Accounting Corp.	715 (annualized basis)	Review/Audit of Financial Statements	8,470 Hours
	KPMG Samjong Accounting Corp.	94 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	850 Hours
1) Excluding value-added taxes.

* In addition to above mentioned description of fees for audit and review services, PwC Samil Accounting Corp. also provided services related to US listing and ICOFR audit in accordance with the standards of the PCAOB which we agreed to pay KRW2,061 million(excluding value-added taxes) for FY2020.

5. Corporate Governance

Board of Directors and committees of the Board of Directors

As of December 31, 2019, our board of directors is comprised of one executive director, one non-executive director and eleven outside directors. We currently have eight subcommittees that serve under the board:

•The Board Steering Committee;

•The Risk Management Committee;

•The Audit Committee;

•The Remuneration Committee;

•The Outside Director Recommendation Committee;

•The Audit Committee Member Recommendation Committee;

•The Corporate Governance and Chief Executive Officer Recommendation Committee; and

•The Corporate Social Responsibility Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

•	Corporate Governance and CEO Recommendation Committee

The Committee is responsible for overall corporate governance matters of the Company. It will deliberate on matters related to corporate governance of the Company, such as the code of conduct and code of ethics, size of the Board of Directors and matters necessary for improvements to the Company’s corporate governance structure. The Committee is also responsible to develop, operate and review the Company’s management succession plan, including setting CEO qualification criteria, evaluating CEO candidate pool and recommending CEO candidates. The Chair of this Committee will be elected among the outside director members. The participation, and voting right, of the incumbent CEO will be limited if he or she is included in the CEO candidate pool.

•	Board Steering Committee

The Committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The Committee’s responsibilities also include reviewing and assessing the Board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities.

•	Audit Committee

The Committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The Committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the Board of Directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the Board of Directors for each general meeting of stockholders.

•	Outside Director Recommendation Committee

Members of this Committee are appointed by our Board of Directors if and only to the extent necessary to recommend and nominate candidates for our Outside Director positions and related matters. The committee meetings are called by the chairman of this committee, who must be an Outside Director.

•	Risk Management Committee

The Committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control.

•	Remuneration Committee

This Committee is responsible for reviewing and approving the management’s evaluation and remuneration programs.

•	Audit Committee Member Recommendation Committee

Members of this Committee are appointed by our Board of Directors if and only to the extent necessary to recommend and nominate candidates for our Audit Committee member positions and related matters. The Committee should consist of all of the Outside Directors of the Group.

•	Corporate Social Responsibility Committee

The Committee is responsible for setting the general corporate policy and discussing specific business agenda in relation to enhancing our role as a responsible corporate citizen. This enables the Company to more actively respond to the demands of internal and external stakeholders, including customers, shareholders and the community fulfill its corporate social responsibility and actively and systematically realize the Group’s mission of “Compassionate Finance, Your Companion for the Future.”

6. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders1) of Shinhan Financial Group as of Mar. 31, 2020

Name	No. of Common Shares owned	Ownership%2)
National Pension Service3)	47,094,821	9.76%
BlackRock Fund Advisors4)	29,063,012	6.02%
Employee Stock Ownership Association	25,157,298	5.21%

1) Shareholders who own beneficial ownership of 5% or more (common share basis).

2) Ownership is based on the total number of common shares issued, 482,432,493 shares.

3) Based on the large equity ownership discloser by National Pension Service with the Financial Supervisory Service on Feb. 7, 2020.

4) Based on the large equity ownership discloser by BlackRock Fund Advisors with the Financial Supervisory Service on Sep. 27, 2018.

Share ownership of Employee Stock Ownership Association

				(Number of shares, %)
Share ownership	Beginning Balance (Jan. 1, 2020)	Increase	Decrease	Ending Balance (Mar. 31, 2020)	Ownership% (Mar. 31, 2020)
Employee Stock Ownership	24,086,717	2,516,279	1,619,337	24,983,659	-
ESOA account	165,585	8,054	-	173,639	-
Total	24,252,302	2,524,333	1,619,337	25,157,298	5.21%

Common Shares Traded on the Korea Exchange

						(KRW, number of shares)
		Oct. 2019	Nov. 2019	Dec. 2019	Jan. 2020	Feb. 2020	Mar. 2020
Price per share	High	44,000	44,950	45,800	42,750	39,800	33,150
	Low	40,900	42,650	43,350	39,150	32,300	22,200
	Avg.	42,512	43,745	44,430	41,355	36,853	28,073
Trading Volume		16,311,862	19,987,729	20,873,335	22,423,902	36,922,696	61,037,691
Highest Daily Trading Volume		1,307,311	2,152,647	2,231,245	1,463,667	3,505,067	4,971,131
Lowest Daily Trading Volume		456,818	532,711	550,143	719,169	1,047,254	1,761,429

American Depositary Receipts traded on the New York Stock Exchange

						(USD, number of shares)
		Oct. 2019	Nov. 2019	Dec. 2019	Jan. 2020	Feb. 2020	Mar. 2020
Price per share	High	37.42	38.3	39.62	37.45	33.46	28.11
	Low	34.19	36.67	36.33	32.39	26.74	17.37
	Avg.	35.73	37.44	38.06	35.44	30.71	23.05
Monthly Trading Volume		1,740,328	1,294,936	1,630,956	1,823,965	3,032,379	5,163,690
Highest Daily Trading Volume		125,318	101,664	150,482	154,091	344,987	468,994
Lowest Daily Trading Volume		35,294	29,891	43,755	45,027	52,028	158,706
Note) 1 ADR = 1 Common Shares

7. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Director

(As of Mar. 31, 2020)
Name	Month and Year of Birth	Position	Service Term
Cho Yong-byoung	June 1957	- Chairman of Shinhan Financial Group - Board Steering Committee Chair - Corporate Social Responsibility Committee member	6 years starting from March 23, 2017

2) Non-Executive Directors

Currently, 12 non-executive directors are in office, 10 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting.

6 outside directors and 1 non-executive director were appointed as board of directors at the 19th Annual General Meeting of Shareholders on March 26, 2020, of which 5 directors renewed their terms and 2 directors were newly appointed.

Our non-executive directors are as follows:

(As of Mar. 31, 2020)
Name	Month and Year of Birth	Outside Director	Sub-Committees	Service Term
Park Cheul	April 1946	O

- Chairman of Board of Directors

- Corporate Governance & CEO

Recommendation Committee member

- Risk Management Committee member

- Board Steering Committee member

- Outside Director Recommendation

Committee member

6 years starting from March 25, 2015
Yoon Jaewon	August 1970	O	- Audit Committee chair - Remuneration Committee member - Corporate Social Responsibility Committee member - Outside Director Recommendation Committee member	2 years starting from March 26, 2020
Yuki Hirakawa	October 1960	O	- Board Steering Committee member - Outside Director Recommendation Committee member	6 years starting from March 25, 2015
Park Ansoon	January 1945	O	- Board Steering Committee member	4 years starting from March 23, 2017
Jin Hyun-duk	September 1955	O	- Corporate Governance & CEO Recommendation Committee member - Outside Director Recommendation Committee member	2 years starting from March 26, 2020
Choi Kyong-rok	May 1966	O	- Corporate Social Responsibility Committee member - Corporate Governance & CEO Recommendation Committee member	3 years starting from March 22, 2018
Lee Yoon-jae	November 1950	O	- Corporate Social Responsibility Committee chair - Corporate Governance & CEO Recommendation Committee chair - Audit Committee Member	2 years starting from March 27, 2019
Byeon Yang-ho	July 1954	O	- Risk Management Committee Chair - Corporate Governance & CEO Recommendation Committee Member - Corporate Social Responsibility Committee member	2 years starting from March 27, 2019
Huh Yong-hak	September 1958	O	- Remuneration Committee chair - Risk Management Committee member - Corporate Governance & CEO Recommendation Committee member	2 years starting from March 27, 2019
Sung Jae-ho	March 1960	O	- Outside Director Recommendation Committee chair - Corporate Governance & CEO Recommendation Committee member - Audit Committee Member - Remuneration Committee member	2 years starting from March 27, 2019
Philippe Avril	April 1960	X	-	6 years starting from March 25, 2015
Jin Ok-dong	February 1961	X	-	2 years starting from March 27, 2019
* Audit Committee Member Recommendation Committee consists of all the outside directors.

3) Executive Officers

In addition to the executive directors, we currently have the following executive officers:

(As of Mar 31, 2020)
Name	Month and Year of Birth	Position	In charge of
Yi Sunny	March 1962	Deputy President and Chief Digital Officer	- Digital Strategy Team
Jang Dong-ki	January 1964	Deputy President	- Global Markets & Securities Business Group
Jeong Woon-jin	April 1964	Deputy President	- Global Investment Banking Business Group
Lee Byeong-cheol	January 1963	Deputy President and Chief Public Relations Officer	- Brand Strategy Division
Jeong Jiho	June 1963	Deputy President	- Global Business Management Group
Wang Mi-hwa	October 1964	Deputy President	- Wealth Management Planning Group
Roh Yong-hoon	March 1964	Deputy President and Chief Financial Officer	- Finance Management Team - Accounting Team - Investor Relations Team - Internal Control on Financial Reporting Team
An Hyo-ryul	May 1965	Deputy President	- Pension Business Group
Wang Ho-min	March 1964	Managing Director and Chief Compliance Officer	- Compliance Team
Lee Een-kyoon	April 1967	Managing Director and Chief Operation Officer	- Shinhan Leadership Center - Management Support Team
Park Sung-hyun	November 1965	Managing Director and Chief Strategy & Sustainability Officer	- Strategic Planning Team - One Shinhan Strategy Team - Business Management Team - Platform Marketing Team
Bang Dong-kwon	February 1966	Managing Director and Chief Risk Officer	- Risk Management Team - Risk Model Validation Team - Credit Review Team

Compensation to Directors

1) Total Amount Approved at the Meeting of Shareholders

			(As of Mar. 31, 2020)
	Total number of persons	Total amount approved at shareholders’ meeting (KRW millions)	Notes
Directors (Outside directors)	13(10)	3,500	-
Note) Represents the aggregate amount for all directors (including outside directors) excluding long-term incentives.

2) Total Amount Paid

				(As of Mar. 31, 2020)
	Total number of Persons	Total compensation (KRW million)	Average compensation per person (KRW million)	Notes
Registered Directors	3	650	315	Excluding outside directors
Outside Directors	7	144	18	Excluding Audit committee members
Audit committee members or internal auditor	3	67	22
Notes : Represents the total number of applicable persons as of Mar. 31, 2020.

Compensation to Non-registered directors

			(As of Mar. 31, 2020)
	Total number of persons	Total compensation (KRW million)	Average Compensation per person (KRW million)	Notes
Non-registered directors	6	1,005	167	-

Stock Options

				(As of Mar. 31, 2020)
	No. of Granted Options (A)	No. of Exercised Options (B)	No. of Cancelled Options (C)	No. of Exercisable Options (D = A – B – C)	Exercise Price (KRW)
Granted in 2007	58,764	-	-	58,764	54,560
Granted in 2008	60,753	-	24,591	36,162	49,053
Total	119,517	-	24,591	94,926	-
Notes : ▪The weighted-average exercise price of outstanding exercisable options as of Mar. 31, 2020 is KRW 52,462. The closing price of our common stock was KRW 28,600 on Mar. 31, 2020.

Employees

				(As of Mar. 31, 2020)
Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in 2020 (KRW million)	Average Payment per person (KRW million)
Male	137	2 yrs 8 mths (14 yrs 4 mths) 1)	7,722	56
Female	29	3 yrs 11 mths (10 yrs 5 mths) 1)	813	28
Total	166	2 yrs 10 mths (13 yrs 8 mths) 1)	8,535	51
1) Average length of service including services within group subsidiaries

8. Related Party Transactions

								(KRW billion)
Loans to Subsidiaries (in KRW bil.)	Loan Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2019)	Decrease	Increase	Others1)	Ending Balance (Dec. 31, 2019)
Shinhan Card	KRW	2016-01-26	2021-01-26	1.98%	150	-	-	-	150
	KRW	2016-02-24	2021-02-24	1.84%	150	-	-	-	150
	KRW	2017-03-22	2022-03-22	2.22%	150	-	-	-	150
	KRW	2017-04-20	2022-04-20	2.21%	100	-	-	-	100
	KRW	2017-05-12	2022-05-12	2.35%	50	-	-	-	50
	KRW	2018-02-22	2023-02-22	2.90%	100	-	-	-	100
	KRW	2019-04-18	2024-04-18	2.04%	100	-	-	-	100
	KRW	2019-04-18	2026-04-18	2.09%	100	-	-	-	100
	KRW	2019-10-22	2024-10-22	1.76%	40	-	-	-	40
	KRW	2019-10-22	2026-10-22	1.81%	60	-	-	-	60
	USD	2019-11-19	2025-02-04	2.79%	463	-	-	26	489
Shinhan Investment Corp	USD	2019-11-19	2025-02-04	2.79%	104	-	-	6	110
	KRW	2020-03-20	2020-06-20	1.78%	-	-	100	-	100
	KRW	2020-03-24	2020-12-23	3.06%	-	-	240	-	240
	KRW	2020-03-24	2020-09-25	2.93%	-	-	100	-	100
	KRW	2020-03-24	2020-06-22	2.05%	-	-	30	-	30
	KRW	2020-03-25	2020-12-23	3.06%	-	-	50	-	50
Shinhan Capital	KRW	2016-03-16	2021-03-16	1.90%	50	-	-	-	50
	KRW	2017-03-22	2022-03-22	2.22%	50	-	-	-	50
	KRW	2017-04-20	2022-04-20	2.21%	50	-	-	-	50
	KRW	2017-05-12	2022-05-12	2.35%	50	-	-	-	50
	KRW	2017-08-24	2022-08-24	2.37%	50	-	-	-	50
	KRW	2018-01-22	2023-01-22	2.75%	50	-	-	-	50
	KRW	2019-02-01	2024-02-01	2.23%	50	-	-	-	50
	KRW	2019-04-18	2024-04-18	2.04%	100	-	-	-	100
	KRW	2019-05-24	2024-05-24	1.92%	80	-	-	-	80
Shinhan Alternative Investment	KRW	2020-03-16	2023-03-16	1.42%	-	-	38	-	38
Shinhan Savings Bank	KRW	2016-06-17	2021-06-17	1.61%	50	-	-	-	50
	KRW	2017-06-23	2022-06-23	2.27%	50	-	-	-	50
Shinhan DS	KRW	2019-02-01	2022-02-01	2.15%	24	-	-	-	24
Total					2,221	-	558	32	2,811

Loans to Subsidiaries

EXHIBIT INDEX

Exhibit No.	Description
99.1	Independent Auditors’ Review Report (Separate Financial Statements) of Shinhan Financial Group as of March 31, 2020
99.2	Independent Auditors’ Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of March 31, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: May 15, 2020	By:	/s/ Roh Yong-hoon

Name: Roh Yong-hoon
Title: Chief Financial Officer